No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 2/7/14

[redacted]

DIVISION OF
CORPORATION FINANCE

14005564

Received SEC

MAR 06 2014

Washington, DC 20549

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-6-14

Robert T. Plesnarski
O'Melveny & Myers LLP
rplesnarski@omm.com

Re: Yahoo! Inc.
Incoming letter dated February 7, 2014

Dear Mr. Plesnarski:

This is in response to your letter dated February 7, 2014 concerning the shareholder proposal submitted to Yahoo! by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 7, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Yahoo! to amend Yahoo!'s bylaws to allow shareholders holding in the aggregate at least 25% of Yahoo!'s outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Yahoo! directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

February 7, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Yahoo! Inc.
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities and Exchange Act of 1934 (the "***Exchange Act***"), the Company excludes the enclosed shareholder proposal (the "***Shareholder Proposal***") submitted by John Chevedden (the "***Proponent***") from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "***2014 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

In accordance with Section C of *Staff Legal Bulletin No. 14D* (November 7, 2008) ("***SLB 14D***"), this letter and its attachment are being emailed to the Staff at shareholderproposals@sec.gov. Rule 14a-8(k) and Section E of SLB 14D provide that

† In association with Tumbuan & Partners

shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

In addition, pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Robert Plesnarski, on behalf of the Company, at rplesnarski@omm.com, and to the Proponent at

*** FISMA & OMB Memorandum M-07-16 ***

I. SUMMARY OF THE PROPOSAL

On December 13, 2013, the Company received a letter from the Proponent containing the Shareholder Proposal for inclusion in the Company's 2014 Proxy Materials. The text of the resolution included in the Shareholder Proposal reads as follows:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

A copy of the Shareholder Proposal, the cover letter submitting the Shareholder Proposal and correspondence regarding the Shareholder Proposal are attached hereto as Exhibit A.

II. EXCLUSION OF THE SHAREHOLDER PROPOSAL

A. Basis For Exclusion Of The Shareholder Proposal

As discussed more fully below, the Company believes it may properly exclude the Shareholder Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(9) as the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in its 2014 Proxy Materials.

B. The Company May Exclude The Shareholder Proposal In Reliance On Rule 14a-8(i)(9), As It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2014 Meeting

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, n. 27* (May 21, 1998). Rather, where a shareholder-sponsored proposal and a company-sponsored proposal both address the same issue, *e.g.*, the right to call special meetings, but include different recommendations or provide different terms, *e.g.*, an ownership threshold of 15% versus an ownership threshold of 25%, the two proposals would present alternative and conflicting decisions for shareholders and submitting both proposals to a shareholder vote could lead to inconsistent and ambiguous results.

Currently, the Company does not have a provision in its Certificate of Incorporation or Bylaws that permits shareholders to call a special meeting. The Company intends to submit a proposal (the "***Company Proposal***") to the Company's shareholders for approval at the 2014 Annual Meeting to amend the Company's Bylaws to allow shareholders holding in the aggregate at least 25% of the Company's outstanding common stock to call special meetings. The Company Proposal addresses the same issue as the Shareholder Proposal, but recommends that the right apply to shareholders holding 25% of the Company's outstanding common stock rather than 15%. As a result, the Shareholder Proposal directly conflicts with the Company Proposal and submitting both the Shareholder Proposal and the Company Proposal to shareholders would present alternative and conflicting decisions for the Company's shareholders and would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal. *See, e.g., Con-way Inc.* (Jan. 22, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to allow shareholders maintaining a net long position of 25% of the company's outstanding common stock for at least one year to call a special meeting); *Kansas City Southern* (Jan. 22, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to allow shareholders maintaining a net long position of 25% of the company's outstanding common stock for at least one year to call a special meeting); *Dover Corporation* (Dec. 5, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders holding at least 25% of the company's outstanding common stock to call special meetings); *AmerisourceBergen Corporation* (Nov. 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning at least 25% of the company's outstanding voting power to call a special meeting); *The Walt Disney Company* (Nov. 6, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders who have maintained a net long position of 25% of the company's outstanding common stock for at least one year to call a special meeting); *United Continental Holdings, Inc.* (Feb. 14, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning at least 25% of the company's outstanding voting power to call a special meeting); *Advance Auto Parts, Inc.*

(Feb. 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders who held continuously, for at least one year, at least 25% of the outstanding common stock to call a special meeting); *American Tower Corporation* (Jan. 30, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting).

The facts in the present case are substantially identical to the facts in the foregoing no-action letters. Specifically, the Shareholder Proposal seeks a bylaw amendment to permit shareholders holding at least 15% of the outstanding common stock of the Company to call special meetings whereas the Company Proposal seeks a bylaw amendment to permit shareholders holding at least 25% of the Company's outstanding common stock to call special meetings. Because of this conflict between the Company Proposal and the Shareholder Proposal, inclusion of both proposals in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly exclude the Shareholder Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5149.

Sincerely,

Robert Plesnarski

Robert T. Plesnarski
of O'Melveny & Myers LLP

Attachments

cc: John Chevedden (via email at FISMA & OMB Memorandum M-07-16 ***

Ronald S. Bell, General Counsel and Secretary
Carrie Darling, VP, Associate General Counsel - General Corporate and Securities
Yahoo! Inc.

EXHIBIT A

Shareholder Proposal and Correspondence

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 13, 2013 7:50 PM
To: Cathy La Rocca
Cc: Stephen Carlson
Subject: Rule 14a-8 Proposal (YHOO)``
Attachments: CCE00008.pdf

Dear Ms. La Rocca,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Maynard G. Webb
Chairman of the Board
Yahoo! Inc. (YHOO)
701 1st Ave
Sunnyvale CA 94089
Phone: 408 349-3300
Fax: 408 349-3301

Rule 14a-8 Proposal

Dear Mr. Webb,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 13, 2013
Date

cc: Michael J. Callahan
Corporate Secretary
Cathy La Rocca <cathy@yahoo-inc.com>
Stephen Carlson <carlsst@yahoo-inc.com>
PH: 408-336-5080
FX: 408-349-3400

[YHOO: Rule 14a-8 Proposal, December 13, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and ethics performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned regarding our executive pay. There was $39 million for Henrique de Castro and $36 million for Marissa Ann Mayer. GMI said Yahoo! can give long-term incentive pay to our CEO for below median performance. Unvested equity pay would not lapse upon CEO termination.

GMI said other limits on shareholder rights included:
• The board's unilateral ability to amend the company's bylaws without shareholder approval
• Lack of a fair price provisions to help insure that all shareholders are treated fairly • The absence of confidential voting policies • The absence of cumulative voting rights

Yahoo! was rated as by GMI as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 96% of companies. Yahoo! had a higher shareholder class action litigation risk than 99% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 18, 2013 5:50 PM
To:	Stephen Carlson
Cc:	Cathy La Rocca
Subject:	Rule 14a-8 Proposal (YHOO) blb
Attachments:	CCE00008.pdf

Mr. Carlson,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-18-13	# of pages ▸
To Michael Callahan	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 408-349-3321 / 408-349-3400	Fax #	

December 18, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 260 shares of Yahoo, (YHOO) common stock, CUSIP #984332106, and have held them continuously since at least September 1, 2012.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 18, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Yahoo, (YHOO), CUSIP #984332106 (Shareholder Resolution) Account *** FISMA & OMB Memorandum M-07-16 ***
Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 18, 2013, Spinnaker Trust held 260 shares of Yahoo, (YHOO), CUSIP #984332106.

The above account has continuously held at least 260 shares of YHOO common stock since at least September 1, 2012.

Sincerely,

Kimberly Jones

Kimberly Jones
Northern Trust company
Correspondent Trust Services
(312) 444-4114